

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Darwin Fogt
Chief Executive Officer
eWellness Healthcare Corporation
11825 Major Street
Culver City, CA 90230

     Re: eWellness Healthcare Corporation
        Registration Statement on Form S-1
        Filed July 24, 2018
        File No. 333-226313

Dear Mr. Fogt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hillary Daniels at (202) 551-3959 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Beverages, Apparel and
            Mining

cc: Richard Rubin